INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

August 25, 2017

Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust–File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the Palmer Square Strategic Credit Fund

Ladies and Gentlemen:

This letter is in response to the comments received from staff of the Securities and Exchange Commission (the “Commission”) by telephone on August 2, 2017, on the Registrant’s registration statement filed on Form N-1A with respect to the Palmer Square Strategic Credit Fund (formerly, Palmer Square Absolute Return Fund) (the “Fund”), a series of the Registrant. Responses to all of the comments are included below and, as appropriate, are reflected in the Registrant’s next Post-Effective Amendment to the Fund’s Form N-1A registration statement (the “Amendment”) that will be filed separately.

GENERAL

1.	Please update the series identifier on EDGAR prior to filing the next Post-Effective Amendment for the Fund.

Response: The Registrant has updated the series identifier on EDGAR.

PROSPECTUS

SUMMARY SECTION

Investment Objective

2.	Describe or explain how will the Fund achieve its “absolute return” objective under the Principal Investment Strategies section.

Response: The Fund attempts to achieve “absolute return” by utilizing a long and short strategy. Accordingly, the Fund has added the following disclosure to the Principal Investment Strategies section:

“The Fund seeks to provide absolute total returns over a complete market cycle through investment in a portfolio of diversified long and short exposure to the credit markets.”

Fees and Expenses Table

3.	Consider deleting the parenthetical “(as a percentage of amount redeemed)” after the caption “Redemption fee” since the Fund will not have a redemption fee.

Response: The requested revision has been made.

4.
The caption “Recoupment of fees waived and/or expense reimbursed” should be included as “Other Expenses” either as a sub-caption, or disclosed parenthetically to the caption. A fund may only add a caption for expense reimbursements or fee waivers, and not expense recoupments, to the table (see Item 3(e) of Form N-1A). In addition, please remove footnote 5 to the table if there were no expense reimbursements or fee waivers, and move the disclosure under Item 10 of Form N-1A or elsewhere.

Response: The Fund had expense reimbursements and fee waivers during the relevant period, and accordingly, the caption has been revised to “Fees waived and/or expenses reimbursed.”

5.
Footnote 5 provides that the Fund’s adviser “is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived or payments made to the Fund for a period ending three full fiscal years after the date of the waiver or payment.” The recapture of fees should be made within three years of the date of the waiver or payment. If the recoupment period is in excess of three years, consider whether the Fund should record a liability for the repayment of waived fees or expense payments to the advisor. Please revise the sentence to indicate such recapture will be made within three years of such waiver or payment, or provide an analysis as to why three full fiscal years is appropriate.

Response: The Registrant has considered these factors in its assessment of criteria in FASB ASC 450-20-25-2. A fund is obligated to repay the advisor for expenses incurred previously only if, during a defined period, the fund can reduce its expense ratio to a low enough level to permit repayment, and the fund maintains that ratio at a sufficiently low level thereafter. While the Fund’s expense recoupment period is based on three full fiscal years after the date of the waiver or payment of expense reimbursements, the slightly longer period has little or no bearing on the Fund’s ability to attract assets at a sufficient size to operate at a reduced expense ratio low enough to permit repayment. Even if the Fund were to achieve such an asset level, there is no certainty that an open-end fund will be able to maintain those assets for the duration of the recoupment period due to factors outside of the control of the Fund, such as significant redemption of shares by investors at any time and/or market depreciation. Therefore, the Registrant does not believe it meets the “probable” criteria for the accrual of a liability pursuant to FASB ASC 450-20-25-2. The Registrant will present its assessment of FASB 450-20-25-2 to its independent registered public accountant.

Example

6.	Please remove the phrase “which reflect recoupment of waived fees and/or reimbursed expenses by the Fund’s advisor” given “recoupment” expense is part of “Other Expenses.”

Response: As stated in our response to comment 4 above, the caption in the fee table has been revised to reflect fees waived and expenses reimbursed to the Fund. Accordingly, the statement under this section has been revised to state “which reflect fee waivers and/or expense reimbursements by the Fund’s advisor.”

Principal Investment Strategies

7.	Please explain in the response letter the reason(s) for changing the Fund’s investment strategies.

Response: The Fund’s advisor, Palmer Square Capital Management LLC (“Palmer Square”), decided to change the fund name and certain disclosures in the Principal Investment Strategies section because Palmer Square believes the changes will better illustrate the credit-oriented nature of the strategy. The name choice, “Strategic-Credit” was a branding decision for marketing and distribution purposes. The term “Credit” in the new name requires the Fund to invest at least 80% of its net assets in credit-related instruments in accordance with the name rule under the Investment Company Act of 1940, as amended, which the Fund has already been doing.

8.
Please add disclosures that the Fund will use short sales in the first paragraph under the Principal Investment Strategies section. In addition, please confirm in the response letter whether short positions will be included toward the Fund’s 80% investment policy.

Response: The Registrant has added the following sentence to the first paragraph under the Principal Investment Strategies section:

“The Fund seeks to provide absolute total returns over a complete market cycle through investment in a portfolio of diversified long and short exposure to the credit markets.”

The Fund’s short positions will not be included for the purposes of the Fund’s 80% investment policy.

9.	If the Fund intends to invest in subordinate or equity tranches of CLOs, please specify and add related risk disclosures.

Response: The Registrant has obtained confirmation from Palmer Square that the Fund’s investments in subordinate or equity tranches of CLOs, if any, would be small, and not a principal investment. In addition, the Fund has added the following disclosures to the Principal Investment Strategies section related to mortgaged-backed securities and certain asset-backed securities in which the Fund may invest:

“Credit-related instruments include: (i) U.S. and non-U.S. collateralized loan obligations (“CLOs”) and mortgage-backed securities ….

The Fund may also invest in asset-backed securities comprised of loans or leases secured by motor vehicles or other equipment, consumer receivables from sources such as credit cards or student loans, or cash flows from operating assets such as royalties and leases.

Mortgage-backed securities which the Fund may invest include those issued or guaranteed by federal agencies and/or U.S. government sponsored instrumentalities, such as the Government National Mortgage Administration (“Ginnie Mae”), the Federal Housing Administration (“FHA”), the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac”). The Fund may also invest in commercial mortgage-backed securities (“CMBS”) and collateralized mortgage-backed securities (“CMOs”) issued or guaranteed by private entities.”

In addition, the Fund has added the relevant mortgage-backed and asset-backed securities risk disclosures under the Principal Risks of Investing section as follows:

Mortgage-Backed and Asset-Backed Securities Risk. Mortgage-backed and asset-backed securities represent interests in “pools” of mortgages or other assets, including consumer loans or receivables held in trust. Mortgage-backed securities are subject to “prepayment risk” (the risk that borrowers will repay a loan more quickly in periods of falling interest rates) and “extension risk” (the risk that borrowers will repay a loan more slowly in periods of rising interest rates). If the Fund invests in mortgage-backed or asset-backed securities that are subordinated to other interests in the same pool, the Fund may only receive payments after the pool’s obligations to other investors have been satisfied. An unexpectedly high rate of defaults on the assets held by a pool may limit substantially the pool’s ability to make payments of principal or interest to the Fund, reducing the values of those securities or in some cases rendering them worthless. The risk of such defaults is generally higher in the case of mortgage pools that include so-called “subprime” mortgages. The Fund’s investments in other asset-backed securities are subject to risks similar to those associated with mortgage-backed securities, as well as additional risks associated with the nature of the assets and the servicing of those assets.

10.	Disclose the upper limit of the Fund’s investment in CLOs under the Principal Investment Strategies section.

Response: The Registrant has obtained confirmation from Palmer Square that the Fund may invest up to 15% of its net assets in CLOs. The Registration has added the follwoing disclosure under the Principal Investment Strategies section:

“The Fund will limit its investments in CLOs to 15% of its net assets at time of purchase.”

11.
Please indicate whether the Fund’s principal investment strategies include investments in contingent convertible bonds (“CoCos”) and, if so, please add disclosure that the Fund will invest in such securities and their related risks to the Principal Risks of Investing section.

Response: The Registrant has obtained confirmation from Palmer Square that it does not intend to invest in CoCos.

12.	Please confirm in the response letter that the market value, not the notional value, will be used for derivatives for purposes of determining compliance with the Fund’s 80% investment policy.

Response: The Registrant confirms that the market value of derivatives will be used for the purpose of determining compliance with the Fund’s 80% investment policy.

13.	Please revise in plain English the phrase “cross-asset relative value analysis” in the last sentence of the first paragraph on page 3.

Response: The phrase “cross-asset relative value analysis” has been revised as follows:

“… the Advisor utilizes (1) a top-down approach, which involves macro-level, top down industry level analysis and assessing the relative value across different credit investment opportunities, …”

14.
Please move the sentence “[t]he Advisor anticipates that, in general, the portfolio of the Fund will not be more than 100% short” from page 3 up to the front of the Principal Investment Strategies section.

Response: The sentence has been moved up to the front of the Principal Investment Strategies section.

15.	If the Fund has the ability to short up to 100%, please explain in the response letter how will the Fund meet redemptions with 100% of its assets segregated to cover its short obligations.

Response: The Fund will close out its short positions, thereby releasing segregated assets for sale to meet redemptions.

16.	The third, fourth and fifth paragraphs on page 3 appear to have repetitive information. Please consider combining the two paragraphs into one.

Response: The third paragraph below has been removed since the instruments mentioned in this paragraph are also described in detail in the subsequent two paragraphs.

“~~The Fund may invest in a wide variety of securities and financial instruments, markets, and asset classes available in both U.S. and non-U.S. markets, including emerging markets. These securities and financial instruments may include, but are not limited to, debt securities of any credit quality and maturity, derivatives based on a variety of underlying assets, including options, futures, forward contracts and swap agreements, and equity securities~~.”

17.	Please clarify what “other pooled investment vehicles” the Fund may invest in and whether they include unregistered investment companies.

Response: The phrase “other pooled investment vehicles” has been removed.

Principal Risks

18.
The Asset-Backed Securities Risk states, “[t]he Fund’s investment in collateralized debt obligations (“CDOs”)...” There is no mention of CDOs in the Principal Investment Strategies section. Please add CDOs under the Principal Investment Strategies section.

Response: The Registrant has replaced “collateralized debt obligations” with “collateralized loan obligations.”

19.
Please add disclosure to Bank Loans Risk indicating that bank loan transactions typically take longer than seven days to settle, which may force the Fund to sell other securities at a time when it would not otherwise do so and may cause the Fund to incur losses in order to pay redemption proceeds on time; and that bank loans may not be securities under the federal securities laws, and investments in them may not have the protection of the federal securities laws.

Response: The Registrant has revised the Bank Loans Risk disclosure as follows:

•
Bank Loan Risk. The Fund’s investments in secured and unsecured participations in bank loans and assignments of such loans may create substantial risk. In making investments in such loans, which are made by banks or other financial intermediaries to borrowers, the Fund will depend primarily upon the creditworthiness of the borrower for payment of principal and interest. The Fund may invest in loan participations that are rated by a nationally recognized statistical rating organization or are unrated, and may invest in loan participations of any credit quality, including “distressed” companies with respect to which there is a substantial risk of losing the entire amount invested. The market for bank loans may not be highly liquid. Bank loan transactions typically take longer than seven days to settle which may force the Fund to sell other securities at a time when it would not otherwise do so and the Fund may incur losses in order to pay redemption proceeds on time. In addition, bank loans may not be securities under the federal securities laws, and investments in them may not have the protection of the federal securities laws.

20.	Please apply all applicable comments from the Summary Section to the Fund’s Principal Investment Strategies and the Principal Risks of Investing sections under Item 9 of Form N-1A.

Response: The Registrant confirms that all applicable comments have been incorporated.

Performance

21.	Please explain why the HRFX Absolute Return Index is an appropriate benchmark index in light of the Fund’s investment strategy change.

Response: The Fund’s investment objective and strategy is to seek to achieve absolute return, and therefore the Advisor believes the HRFX Absolute Return Index is still an appropriate benchmark index for the Fund.

Your Account with the Fund – Large Order Net Asset Value Purchase Privilege

22.
The first bullet point in the section indicating when a contingent deferred sales charge (“CDSC”) will be waived states, “[u]pon the redemption of shares whose dealer of record at the time of investment notifies the Transfer Agent that the dealer waives the finder’s fee.” Please identify the dealers who qualify for the CDSC waiver.

Response: The Registrant has removed this disclosure.

23.
Under “Methods of Buying”, it states that “[a] financial intermediary which offers shares may require payment of additional fees from its individual clients which may be in addition to those described in this Prospectus. Please specify what the “additional fees” are, and confirm in the response letter that all sales loads have been described in the Prospectus.

Response: The Registrant confirms that all sales loads have been described in the Prospectus. The Registrant revised the statement as follows:

“A financial intermediary which offers shares may ~~require payment of additional fees~~ charge its individual clients transaction fees~~which may be in addition to those described in this Prospectus~~.”

Other Redemption Information

24.
Consider adding more detailed disclosures on redemptions in kind (i.e., whether those redemptions would be pro-rata slices of assets from the fund’s individual securities or a representative basked of securities). Please see pg. 294 of the Investment Company Liquidity Risk Management Programs, Release No. 33-10233.

Response: The Registrant has added a statement that “Generally, in-kind redemptions will be effected through a pro rata distribution of the Fund’s portfolio securities.”

Appendix A – Waivers and Discounts Available from Intermediaries

25.	Please list the names of the financial intermediaries waiving the initial sales charges on purchase of Class A shares.

Response: The names of the financial intermediaries have been added to Appendix A.

STATEMENT OF ADDITIONAL INFORMATION

Writing Covered Index Call Options

26.
Please add “but not less than the strike price of the call” to the end of the sentence that states, “[t]he staff has indicated that a mutual fund may “cover” an index call option by (1) owning and holding for the term of the option a portfolio of stocks substantially replicating the movement of the index underlying the call option; (2) purchasing an American-style call option on the same index with an exercise price not greater than the exercise price of the written option; or (3) establishing and maintaining for the term of the option a segregated account consisting of cash, U.S. government securities or other high-grade debt securities, equal in value to the aggregate contract price of the call option (the current index value times the specific multiple).” See footnote 4 in the Dreyfus no-action letter dated 6/22/87.

Response: The requested revision has been made.

Management of the Fund

27.	Consider adding the following statements from footnote d of the Trustees and Officers table to footnote 2 of the Trustees’ Compensation table, if applicable:

“The Advisor also serves as investment advisor to the Palmer Square Income Plus Fund, Palmer Square SSI Alternative Income Fund and Palmer Square Ultra-Short Duration Investment Grade Fund, which are offered in separate prospectuses. The Fund does not hold itself out as related to any other series within the Trust, for purposes of investment and investor service.”

Response: The requested revision has been made.

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If you have any questions or additional comments, please contact the undersigned at (626) 914-1041.

Sincerely,

/s/Rita Dam
Rita Dam
Treasurer